

03011568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52837

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolinas Investment Consulting LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

5605 Carnegie Blvd., Suite 400
                              (No. and Street)

Charlotte,   NC   28209
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___George H. Edmiston, Jr.___   (704) 643-2455
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
                        (Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,   Blue Island,   Illinois   60406
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ George H. Edmiston, Jr. _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Carolinas Investment Consulting LLC _____ , as of _____ December 31, 2002 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

Signature

Member

Title

~Barbara A. Baker~ 2-10-03

Notary Public

My Commission Expires November 6, 2003

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Member of
Carolinas Investment Consulting, LLC

We have audited the accompanying statement of financial condition of Carolinas Investment Consulting, LLC as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carolinas Investment Consulting, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 30, 2003

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	7,489
Receivable from brokers and dealers		77,471
Deposit with clearing broker/dealer		51,245
Secured demand note receivable		90,000
Leasehold improvements, office furniture and equipment, at cost (net of accumulated depreciation of $81,936)		391,906
Other assets		11,097
TOTAL ASSETS	$	629,208

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	879
Secured bank loan		359,562
Subordinated loans		415,000
Total Liabilities	$	775,441
Members' Capital (Deficit)	$	(146,233)
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	629,208

The accompanying notes are an integral part of this financial statement.

CAROLINAS INVESTMENT CONSULTING, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was formed in the state of North Carolina on July 3, 2000. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities and the rendering of investment advice. Operations began in April, 2001.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Managers. The resulting difference between cost and market value (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements - Depreciation of office furniture and equipment is provided using the straight line method over three and seven year periods. Leasehold improvements are being depreciated over a thirty-nine year period.

CAROLINAS INVESTMENT CONSULTING, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2002 the Company's net capital and required net capital were $179,258 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 18%.

NOTE 3 - RETIREMENT PLANS

The Company has a discretionary profit-sharing plan. Included in this plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan. The Company also may make "matching" contributions to the plan. Employees may become eligible for matching and profit sharing contributions after they have completed one year of service and have attained age 21. Matching and profit sharing contributions for the year ended December 31, 2002 were $33,931 and $0 respectively.

NOTE 4 - BANK LOANS

The Company has an outstanding bank promissory note with a remaining principal balance of $359,562 that bears a 7% interest rate and a maturity date of May 17, 2006. This promissory note is collateralized by leasehold improvements, office furniture and equipment. Monthly installments of $4,723 include both principal and interest. Total required annual payments for years 2003 through 2005 are $56,676 and total required annual payments for 2006 are $23,615.

The Company has also established a $50,000 bank line of credit bearing an interest rate of "prime" + .5% and maturing on March 29, 2003. The balance on this line of credit at December 31, 2002 was $0.

CAROLINAS INVESTMENT CONSULTING, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 5 - COMMITMENT

Clearing Agreement with Off-Balance Sheet Risk - In March, 2001 the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the clearing agreement is three years and is automatically renewed for additional one year terms unless notification of termination by either party occurs. Under terms of the agreement the Company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of $75,000 in excess of the minimum amount required and a $50,000 deposit with the Clearing Broker/dealer. Also, included in the agreement are monthly minimum charges and termination fees to be paid by the Company if this agreement is terminated by the Company prior to the end of the initial term.

CAROLINAS INVESTMENT CONSULTING, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 6 - INCOME TAXES

As a limited liability company the Company's sole member files as a sole proprietorship, through March 31, 2002, for federal income tax purposes. Income taxes are therefore the responsibility of the sole member of the Company.

Effective April 1, 2002, the Company has elected to file as an S Corporation for federal income tax purposes.

NOTE 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2002 are listed below. The subordinated lender is the sole member of the Company.

Subordinated Loans	
7%, due 04-30-04	$ 75,000
7%, due 06-30-04	100,000
7%, due 08-31-04	150,000
Liabilities Pursuant to Secured Demand Note Collateral Agreements	
7%, due 03-21-05	90,000
Total	$ 415,000

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.